Platinum Studios, Inc.

2029 S. Westgate Avenue

Los Angeles, California 90024

Tel: 310.807-8100

February 13, 2012

Justin Dobbie, Legal Branch Chief

Tonya Aldave

Securities and Exchange Commission

Washington DC, 20549

Re:	Platinum Studios, Inc. Registration Statement on Form S-1 Filed November 14, 2011 File No. 333-177921

Dear Ms. Aldave:

Platinum Studios, Inc., as Registrant, hereby requests acceleration of the effectiveness of its registration statement on Form S-1/A (Commission File Number 333-177921) to 1:00 o'clock P.M. EST, Tuesday, February 14, 2012, 2011, or as soon as is practical.

The Registrant acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.	The company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Scott Rosenberg

SCOTT ROSENBERG

President and Chief Executive Officer

PLATINUM STUDIOS, INC.